UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2013
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein reference herein is a convenience translation into English of a notice published by the Registrant on June 20, 2013 in two daily Israeli newspapers containing a Notice of Annual General Meeting of Shareholders. The attached notice was published pursuant to the requirements of the Israeli law, and the original version is in Hebrew. The notice is attached for information purposes only and does not constitute a proxy solicitation on behalf of the Registrant. The Registrant’s proxy solicitation materials for distribution in the United States will be furnished separately on or about June 26, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2013	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Ori Shilo Ori Shilo Deputy Chief Executive Officer Finance and Operations